UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549




                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. __)*



                               CNS Response, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.001 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    12619C101
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                 Leonard Brandt
                             c/o CNS Response, Inc.
                                2755 Bristol St.
                              Costa Mesa, CA 92626
                                 (949) 248-5461
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                  March 7, 2007
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_| .

         NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.


                                  (Page 1 of 9)

---------------------
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP NO. 12619C101                                          PAGE 2 OF 9 PAGES

---------- ---------------------------------------------------------------------
    1      NAME OF REPORTING PERSON
           SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           LEONARD BRANDT
---------- ---------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) |_|
                                                                         (b) |_|


---------- ---------------------------------------------------------------------
    3      SEC USE ONLY


---------- ---------------------------------------------------------------------
    4      SOURCE OF FUNDS*

           OO
---------- ---------------------------------------------------------------------
    5      CHECK BOX OF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) or 2(e)                                    |_|


---------- ---------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION


           USA
--------------------------------------------------------------------------------
  NUMBER OF       7      SOLE VOTING POWER

   SHARES                8,536,277
              ---------- -------------------------------------------------------
BENEFICIALLY      8      SHARED VOTING POWER

  OWNED BY               0
              ---------- -------------------------------------------------------
    EACH          9      SOLE DISPOSITIVE POWER

  REPORTING              8,536,277
              ---------- -------------------------------------------------------
   PERSON         10     SHARED DISPOSITIVE POWER

    WITH                 0
--------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


           8,536,277
---------- ---------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES*                                                   |_|


---------- ---------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


           30.4%
---------- ---------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON*


           IN
---------- ---------------------------------------------------------------------

CUSIP NO. 12619C101                                          PAGE 3 OF 9 PAGES

---------- ---------------------------------------------------------------------
    1      NAME OF REPORTING PERSON
           SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           MEYERLEN, LP
---------- ---------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) |_|
                                                                         (b) |_|


---------- ---------------------------------------------------------------------
    3      SEC USE ONLY


---------- ---------------------------------------------------------------------
    4      SOURCE OF FUNDS*


           OO
---------- ---------------------------------------------------------------------
    5      CHECK BOX OF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) or 2(e)                                    |_|


---------- ---------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION


           MINNESOTA
--------------------------------------------------------------------------------
  NUMBER OF       7      SOLE VOTING POWER

   SHARES                1,462,205
              ---------- -------------------------------------------------------
BENEFICIALLY      8      SHARED VOTING POWER

  OWNED BY               0
              ---------- -------------------------------------------------------
    EACH          9      SOLE DISPOSITIVE POWER

  REPORTING              1,462,205
              ---------- -------------------------------------------------------
   PERSON         10     SHARED DISPOSITIVE POWER

    WITH                 0
--------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


           1,462,205
---------- ---------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES*                                                   |_|


---------- ---------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


           5.8%
---------- ---------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON*


           PN
---------- ---------------------------------------------------------------------

                                                               PAGE 4 OF 9 PAGES

ITEM 1.  SECURITY AND ISSUER.

         This Schedule 13D (this "Schedule 13D") relates to the common stock, par value $.001 per share (the "Common Stock"), of CNS Response, Inc., a Delaware corporation (the "Company"), which has its principal executive offices at 2755 Bristol St., Costa Mesa, California 92626.

ITEM 2.  IDENTITY AND BACKGROUND.

         This statement is being filed jointly by Leonard Brandt, a citizen of the United States ("Brandt") and Meyerlen LP, a Minnesota limited partnership ("Meyerlen"). The present principal occupation of Brandt is President and Chief Executive Officer of the Company. The principal business address of Brandt is 2755 Bristol Street, Costa Mesa, California 92626. The principal business of Meyerlen is to hold securities of the Company and the address of the principal office of Meyerlen is 2755 Bristol Street, Costa Mesa, California 92626. Leonard Brandt is the General Partner of Meyerlen, and in this capacity exercises voting and dispositive power over the securities held by this entity.

         During the last five years, neither Brandt nor Meyerlen has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

MERGER AGREEMENT

         The closing (the "Closing") of the transactions contemplated by that certain Merger Agreement dated January 16, 2007, as amended on February 23, 2007 (the "Merger Agreement"), by and among the Company, CNS Response, Inc., a California corporation ("CNSR California"), and CNS Merger Corporation, a California corporation and a wholly-owned subsidiary of the Company ("MergerCo") occurred on March 7, 2007. Pursuant to the Merger Agreement, the Company acquired CNSR California in a merger transaction wherein MergerCo merged with and into CNSR California, with CNSR California being the surviving corporation (the "Merger"). The Company issued an aggregate of 17,744,625 shares of its Common Stock to the stockholders of CNSR California in exchange for 100% ownership of CNSR California. Additionally, the Company assumed an aggregate of 8,407,517 options to purchase shares of Common Stock and warrants to purchase shares of Common Stock on the same terms and conditions as previously issued by CNSR California. Of these equity securities, as a former shareholder of CNSR California, Brandt received 4,347,686 shares of Common Stock (including 540,000 shares which are owned by Brandt's children), and options and warrants to purchase 2,726,386 shares of Common Stock, which are fully vested and exercisable as of the date hereof. As a former shareholder of CNSR California, Meyerlen received 791,305 shares of Common Stock of the Company, and warrants to purchase 670,900 shares of Common Stock, which are fully vested and exercisable as of the date hereof. After the Closing, CNSR California became the Company's wholly-owned subsidiary. On the same date, the Company changed its name from Strativation, Inc. to CNS Response, Inc.

PRIVATE PLACEMENT TRANSACTION

         On March 7, 2007, simultaneous with the closing of the Merger, the Company received gross proceeds of approximately $7,008,450 in a private placement transaction (the "Private Placement") with institutional investors and other high net worth individuals ("Investors"). Pursuant to Subscription Agreements entered into with these Investors, the Company sold 5,840,374 Investment Units, at $1.20 per Investment Unit. Each "Investment Unit" consists of one share of the Company's Common Stock, and a

                                                               PAGE 5 OF 9 PAGES

five year non-callable warrant to purchase three-tenths of one share of the Company's Common Stock, at an exercise price of $1.80 per share (the "Investor Warrant"). The Company may agree to sell additional Investment Units for a period of 45 days following March 7, 2007, so that the gross proceeds from the offering may be in excess of $7,008,450. The percentage ownership of Common Stock by each of Brandt and Meyerlen in this report takes into account the Common Stock issued to the Investors in the Private Placement.

         The beneficial ownership of the Company's Common Stock reported in this
Schedule 13D by Brandt is based on Brandt's ownership of 4,347,686 shares of Common Stock (including 540,000 shares which are owned by Brandt's children), options and warrants to purchase 2,726,386 shares of Common Stock held by Brandt, which are fully vested and exercisable as of the date hereof, 791,305 shares of Common Stock of the Company owned by Meyerlen, and warrants held by Meyerlen to purchase 670,900 shares of Common Stock, which are fully vested and exercisable as of the date hereof, and assumes a total of 28,089,476 shares of the Company's Common Stock issued and outstanding as of March 19, 2007.

         The beneficial ownership of the Company's Common Stock reported in this
Schedule 13D by Meyerlen is based on Meyerlen's ownership of 791,305 shares of Common Stock, and warrants held by Meyerlen to purchase 670,900 shares of Common Stock, which are fully vested and exercisable as of the date hereof, and assumes a total of 25,363,090 shares of the Company's Common Stock issued and outstanding as of March 19, 2007.

ITEM 4.  PURPOSE OF TRANSACTION.

         Reference  is made to the  disclosure  set forth  under  Item 3 of this
Schedule 13D, which disclosure is incorporated herein by reference.

         All of the 4,347,686 shares of Common Stock (including the 540,000 share which are owned by Brandt's children), and options and warrants to purchase 2,726,386 shares of Common Stock held by Brandt, and to which this
Schedule 13D relates, are held by Brandt and his children as an investment. All of the 791,305 shares of Common Stock, and warrants to purchase 670,900 shares of Common Stock held by Meyerlen, and to which this Schedule 13D relates, are held by Meyerlen as an investment. Neither Brandt nor Meyerlen is a member of a group relating to the Issuer. As a result of the Closing, and taking into account the Private Placement, Brandt and Meyerlen beneficially own 30.4% and 5.8%, respectively, of the issued and outstanding shares of Common Stock of the Company, which is the only class of voting security which the Company has issued and outstanding as of the date hereof.

         Other than as described in this Schedule 13D, neither Brandt nor Meyerlen has any plans or proposals which would result in the acquisition by any person of additional securities of the Company or the disposition of securities of the Company; any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; any change in the present board of directors or management of the Company, including any place or proposals to change the number or term of directors or to fill any existing vacancies on the Company's Board; any material change in the present capitalization or dividend policy of the Company; any other material change in the Company's business or corporate structure; any changes in Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; causing a class of securities of the Company to be delisted from national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; a class of equity securities of the Company becoming eligible for termination of registration pursuant to section 12(g)(4) of the Act; or any action similar to any of those enumerated above.

                                                               PAGE 6 OF 9 PAGES

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         Reference is made to the disclosure set forth under Items 3 and 4 of this Schedule 13D, which disclosure is incorporated herein by reference.

         As of March 19, 2007, Brandt beneficially owned 8,536,277 shares of Common Stock, which includes 3,807,686 shares of Common Stock which Brandt personally holds, 540,000 shares which are owned by Brandt's children, and 791,305 shares of Common Stock held by Meyerlen. His beneficial ownership also includes options and warrants to purchase 2,726,386 shares of Common Stock which he personally holds, which are fully vested and exercisable as of the date hereof, and warrants held by Meyerlen to purchase 670,900 shares of Common
Stock, which are fully vested and exercisable as of the date hereof (collectively, the "Brandt Shares"). Assuming a total of 28,089,476 shares of the Company's Common Stock outstanding as of March 19, 2007, the Brandt Shares constitute approximately 30.4% of the shares of the Company's Common Stock issued and outstanding. Brandt has the sole power to vote and dispose of the Brandt Shares.

         As of March 19, 2007, Meyerlen beneficially owned 791,305 shares of the Company's Common Stock and warrants to purchase 670,900 shares of Common Stock, which are fully vested and exercisable as of the date hereof (the "Meyerlen Shares). Assuming a total of 25,363,090 shares of the Company's Common Stock outstanding as of March 19, 2007, the Meyerlen Shares constitute approximately 5.8% of the shares of the Company's Common Stock issued and outstanding.

         Transactions by the Reporting Persons in the Company's Common Stock effected in the past 60 days are described in Item 3 above.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Not applicable.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

Exhibit
  No.
-------
   1     Joint Filing Agreement.

                                                               PAGE 7 OF 9 PAGES


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D is true, complete and correct.


                                       Meyerlen, LP
                                       A Minnesota limited partnership

Dated: March 19, 2007                  /s/ Leonard Brandt
                                       -----------------------------------------
                                       By:  Leonard Brandt
                                       Its: General Partner


                                       Leonard Brandt, an individual

Dated: March 19, 2007                  /s/ Leonard Brandt
                                       -----------------------------------------

                                                               PAGE 8 OF 9 PAGES

                                  EXHIBIT INDEX

Exhibit
  No.
-------
   1     Joint Filing Agreement.

                                                               PAGE 9 OF 9 PAGES


                                                                       EXHIBIT 1

                             JOINT FILING AGREEMENT

         The undersigned  acknowledge and agree that the foregoing  statement on
Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other, except to the extent that it knows or has reason to believe that such information is inaccurate.


                                       Meyerlen, LP
                                       A Minnesota limited partnership

Dated: March 19, 2007                  /s/ Leonard Brandt
                                       -----------------------------------------
                                       By:  Leonard Brandt
                                       Its: General Partner


                                       Leonard Brandt, an individual

Dated: March 19, 2007                  /s/ Leonard Brandt
                                       -----------------------------------------